SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the "Company")

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY("PDMR") OR THEIR CONNECTED PERSONS

The Prudential Corporation Asia All Employee Share Purchase Plan

This announcement is made in accordance with DTR3.1.4R(1)(a).

The Prudential Corporation Asia All Employee Share Purchase Plan (the "Plan") is a share purchase plan available to all eligible employees in the region. Every month the participants' contributions are used to purchase ordinary shares of the Company at the prevailing market price, which are held in the Plan in accordance with the rule of the Plan.

The Company was advised on 10 July 2015 of the following purchase on behalf of:

PDMR	Shares purchased	Share price	Total beneficial interest	Number of shares held subject to performance conditions	Total interest in shares ( % of issued share capital)
T Wilkey	43	£15.88	152,561	393,950	546,511 (0.0%)

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Manager, +44 (0) 20 7548 2027
Stefan Bort, Deputy Group Secretary, +44 (0) 20 7548 2115

Date of notification

13 July 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 July 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Stefan Bort

Stefan Bort
Deputy Group Secretary